UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

RESULTS OF ANNUAL GENERAL MEETING ON 29 APRIL 2022 - UPDATE STATEMENT

In accordance with the UK Corporate Governance Code, Pearson plc ("Pearson" or the "Company") is providing this update following the outcome of the Annual General Meeting on 29 April 2022.  Whilst the Board very much appreciated the support by the majority of shareholders, it was naturally disappointed a significant minority (23.47%) voted against the Company's remuneration report.

The feedback we have received indicates that this outcome continues to reflect the views held by some of Pearson's shareholders around the structure of the Co-investment award, which was designed to secure the appointment of the Chief Executive Officer and voted on by shareholders in September 2020.  The Company's remuneration report will continue to include detailed disclosure around the structure of this award as well as the Remuneration Committee's consideration of the performance underpins. Prior to the vesting of each tranche of the award, the Committee undertakes a thorough and robust review process which considers a holistic view of the wider stakeholder experience.

This year, the Remuneration Committee is undertaking a comprehensive review of Pearson's executive remuneration framework ahead of the renewal of the Directors' Remuneration Policy at the 2023 AGM, in line with the normal three-year cycle in the UK.  As part of this process, the Committee is engaging extensively with shareholders.  Pearson would like to thank all those who have participated in the engagement exercise to date or will do so in due course. All feedback received is invaluable to the Remuneration Committee as it develops and refines its proposals.

Pearson is committed to having a constructive and positive relationship with all its shareholders and their advisers and will continue to engage as appropriate going forward. Full details of the proposed new Directors' Remuneration Policy and its implementation for 2023 will be disclosed in our 2022 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 03 November 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary